Exhibit 5

Term Sheet

See attached.

NON-BINDING TERM SHEET

FOR THE PROPOSED COMBINATION OF

US LAND GUILD, LLC AND PERMIAN BASIN ROYALTY TRUST

This non-binding term sheet (this “Term Sheet”) sets forth the proposed high-level material terms and conditions governing a potential business combination transaction between Permian Basin Royalty Trust (“PBT”) and US Land Guild, LLC (“USLG”), a wholly owned subsidiary of Blackbeard Holdings, LLC (“Blackbeard”).

USLG and Blackbeard have been advised that SoftVest, L.P. (“SoftVest”) is engaging in these discussions solely in its capacity as a minority unit holder of PBT, and that neither SoftVest nor any of its affiliates, nor their respective directors, officers or other representatives is acting on behalf of PBT, its trustee or any other PBT unit holder.

The terms and provisions of this Term Sheet are illustrative and intended solely as the basis for potential discussions and are not intended to be, and do not constitute, a legally binding obligation with respect to a potential transaction in any respect. Each of SoftVest, USLG and Blackbeard disclaim any obligation to negotiate with respect to the potential transaction and confirm that a legally binding obligation would only be made pursuant to a definitive agreement negotiated and executed by the parties.

Transaction Structure[1]

•      The parties contemplate engaging in a series of transactions (the “Transactions”) as set forth in Annex A, the result of which:

o      A new corporation organized under the laws of Texas that will be listed on the NYSE and NYSE Texas with a single class of publicly traded common stock (such publicly traded corporation, “New PubCo” or “Combined Company”) will be formed to acquire and own (i) all of the assets and operations of PBT, and (ii) USLG which, in turn, will own approximately 66,500 acres of surface estate and a 15% royalty interest associated with certain acreage and certain mineral interests currently owned by Blackbeard or one of its affiliates.

o      In exchange for such assets and entities, (i) Blackbeard and the unitholders of PBT will each receive shares of common stock of New PubCo and (ii) Blackbeard or its affiliates will receive certain working interests[2] owned by PBT following the conversion of net profits interests, including those associated with the “West Ranch” and “East Ranch” properties.

•      The final scope, valuation and mechanics of such asset contributions and transfers will be agreed in definitive documentation.

Pro Forma Ownership	• Immediately following the Transactions (i) the former unitholders of PBT would own approximately 58% of New PubCo; and (ii) Blackbeard and its affiliates would own approximately 42% of New PubCo.
Debt Facility	• Approximately $80 million of indebtedness owed by USLG would become the obligation of the Combined Company in connection with the Transactions.

1 Note: Transaction structure, including incorporation of Up-C, remains subject to continuing tax review.

2 Note: The PBT working interests will be subject to a 15% royalty burden.

Board of Directors

•      Blackbeard and SoftVest to enter into a mutually agreed upon shareholders’ agreement (the “Shareholders’ Agreement”), providing for (among other things) the board designation rights described herein.

•      For so long as Blackbeard owns more than 25%, the board of directors of New PubCo following the Transactions would be made up of seven members as follows:

○     two directors designated by Blackbeard

○     one management director (CEO of New PubCo)

○     four independent directors comprised of: (i) Eric Oliver (to concurrently serve as Chairman of the Board), (ii) two independent directors (one of whom can chair the Audit Committee) mutually agreeable to Blackbeard and SoftVest (with the understanding that each of Blackbeard’s and SoftVest’s consent to such designations shall not be unreasonably withheld) and (iii) one SoftVest designee whose affiliate owns at least 5% of New PubCo

•      Director nomination rights:

○      If Blackbeard owns between 25% and 50%, it can nominate no more than two directors.

○      If Blackbeard owns between 10% and 25%, it can nominate one director.

○      For so long as SoftVest and its affiliates beneficially own at least 5% of New PubCo's outstanding voting securities, SoftVest can nominate one director.

•      The board will not be classified.

•      Directors to be elected by majority of votes cast, with mandatory resignation policy.

Acquisition Advisory Committee	• Combined Company will install an acquisition advisory committee modeled after the same or similar committee at Texas Pacific Land Corporation (NTSE: TPL) (the “Advisory Committee”). The Advisory Committee will be comprised of the named officers of the Combined Company, plus, for so long as SoftVest owns 5% or more of the issued and outstanding shares of Combined Company, a SoftVest designee (who may be someone not sitting on the Board) and for so long Blackbeard owns 5% or more of the issued and outstanding shares of the Combined Company, a Blackbeard designee. The Advisory Committee will meet no less than monthly to review, discuss, and make decisions related to future surface and mineral acquisitions by Combined Company.
Officers

•      Certain officers of Blackbeard would serve as the officers of New PubCo and would continue to serve as the officers of USLG following the Transactions as set forth below.

○      Jordan Barrett (Chief Executive Officer)

○      [TBD] (Chief Financial Officer)

○      Ricky Torlincasi (General Counsel and Secretary)

Master Services Agreement

•      The Combined Company will enter into a master services agreement (an “MSA”) with an affiliate of Blackbeard pursuant to which such affiliate will provide management, operational, sourcing, administrative and strategic services to the Combined Company. As consideration for such services, the Combined Company will reimburse Blackbeard's affiliate $5.0 million per year for the first fiscal year of Combined Company (an “Management Fee”). The Management Fee will be reviewed and, if necessary, updated annually by the Combined Company’s board to reflect changes in the scope of services provided or the Combined Company's operations. The MSA will contain customary, arm’s length provisions relating to indemnification, limitations on liability and termination and will constitute a related-party transaction subject to Combined Company’s related-party transactions policy.

•      The Management Fee is not intended to cover direct costs, including those associated with the operation of a public company (e.g., those associated with audit, tax, SOX compliance, investor relations, independent director’s fees, etc.). Additionally, the MSA is not intended to cover compensation, benefits, payroll taxes, and other employment-related costs and obligations associated with the Combined Company’s own employees, if any.

Management Compensation

•      The Combined Company will establish a Long-Term Incentive Plan (“LTIP”) for directors, officers, employees and other service providers of the Combined Company providing for grants of restricted stock and performance shares of New PubCo.

•      The design, size and allocation of awards under the LTIP will be benchmarked against a peer group of comparable public companies and structured to be consistent with market practices for such peer group. The peer group, LTIP structure, initial grants, and annual award levels will be subject to approval by the Compensation Committee of the New PubCo Board.

•      The LTIP Pool will utilize a mix of both restricted stock and performance shares and be subject to vesting regimes and other terms consistent with market practice. The Compensation Committee of the New PubCo Board will retain sole authority to approve all LTIP awards to executive officers and directors of New PubCo. The Compensation Committee will additionally authorize an annual aggregate pool of LTIP awards available for grant from the LTIP Pool to individuals who are not executive officers or directors of New PubCo (the “Non-Executive LTIP Pool”). Mechanism for allocation of the Non-Executive LTIP Pool to be included in definitive documentation.

Blackbeard-Specific Transfers and Voting Rights; Consent Rights

•      The Shareholders’ Agrement shall include the transfer restrictions, voting rights and consent rights described herein. Parties to also discuss inclusions of ROFRs/ROFOs.

•      Following expiration of the initial lock-up period, any sale or transfer of New PubCo shares by Blackbeard representing more than 5% of shares outstanding in any 12-month period must be conducted through an underwritten offering with a mutually agreed bookrunning manager, providing New PubCo's board with no less than two business days' prior written notice and the opportunity to participate as a primary issuer in such offering.

•      If any Blackbeard sale or transfer results in a new significant shareholder,[3] such shareholder will execute a joinder to the Shareholders’ Agreement, binding such transferee shareholder to the terms contained therein.

•      All registered secondary offerings will be conducted in good faith consultation with New PubCo's board with respect to timing, size and marketing approach, with the objective of minimizing market disruption.

•      Blackbeard and its controlled affiliates cannot complete transactions with New PubCo without complying with the Combined Company’s related-party transactions policy, which is expected to require the prior approval of a majority of independent directors with respect to certain categories of transactions.

•      Any material transactions[4] by New PubCo shall require the affirmative vote of a majority of the board of directors and will require compliance with New PubCo’s “conflicts of interest” or similar policy.

•      For so long as Blackbeard owns more than 25% of shares outstanding in the Combined Company, the MSA and Management Fee shall remain in place. Once Blackbeard’s ownership falls below the 25% threshold, the Combined Company board may renegotiate the MSA and Management Fee with Blackbeard.

Registration Rights	• Blackbeard would receive customary registration rights with respect to its shares of New PubCo, including demand and piggyback registration rights.
Lock-Up and Transfer Coordination

•      Blackbeard would agree to customary lock-up restrictions following the Transactions.

•      Parties to agree on any lock-up agreements required from any holder of more than 5% of the outstanding New PubCo common stock to preserve the desired tax treatment of the Transactions.

Corporate Opportunities	• The governing documents of the Combined Company would include customary corporate opportunity waiver provisions permitting Blackbeard and its affiliates (including NGP and its portfolio companies) to pursue any business activity.
Other Governance Provisions

•      New PubCo charter to provide for blank check preferred stock.

•      Shareholders will have the right to call special meetings (25% threshold).

•      Opt-out of Subchapter D of the Texas Business Organizations Code (control share acquisition statute) and Subchapter M of the Texas Business Organizations Code (business combination statute).

•      Exclusive forum: Texas.

3 Note: Definitive agreements to define significance test.

4 Note: Scope of “material transaction” to be finalized in the definitive documentation.

Transaction Expenses

•      All expenses for the Transactions (other than those associated with the preparation and filing of SEC Form S-4) would be borne by the Combined Company, subject to a cap mutually agreed by SoftVest and Blackbeard.

•      The costs and expenses associated with the preparation and filing of SEC Form S-4 would be borne by SoftVest and Blackbeard equally; provided, that, upon the successful consummation of the Transactions, the Combined Company would reimburse SoftVest and Blackbeard for such expenses.

Survival of Rights	• All rights granted to Blackbeard would survive any change of control of Blackbeard, including any transfer of all or part of the direct or indirect ownership of Blackbeard to a continuation vehicle or similar investment vehicle managed by NGP.
Conditions to Closing	• The Transactions would be subject to customary closing conditions including execution of definitive documentation, receipt of regulatory approvals and approval by the applicable unitholders of PBT.